UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-50129

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON GLOBAL, INC.
53 Forest Avenue, Old Greenwich, CT 06870

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2019 and 2018

* All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the
Hudson Global, Inc. 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Hudson Global, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2019, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Hudson Global, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2017.

/s/ BONADIO & CO., LLP

Amherst, New York
June 26, 2020

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2019 AND 2018

	2019	2018
Assets:
Investments, at fair value	$31,136,298	$30,422,441
Receivables:
Members' loans receivable	60,546	72,804
Members' contributions receivable	—	9,074
Employer match receivable	116,564	123,310
Total receivables	177,110	205,188
Total assets	$31,313,408	$30,627,629
Liabilities:
Accrued expenses	37,352	58,263
Total liabilities	37,352	58,263
Net assets available for benefits	$31,276,056	$30,569,366

The accompanying notes are an integral part of these financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2019

Changes in to net assets attributed to:
Investment income:
Interest and dividend income	$757,930
Net appreciation in fair value of investments	5,565,056
Net investment income	6,322,986
Contributions:
Members	442,731
Employer, net of forfeitures	36,564
Rollovers	15,746
Total contributions	495,041
Other Activities:
Benefits paid to members	6,005,133
Administrative expenses	106,204
Total deductions from other activities	6,111,337
Net increase in net assets available for plan benefits	706,690
Net assets available for plan benefits, beginning of year	30,569,366
Net assets available for plan benefits, end of year	$31,276,056

The accompanying notes are an integral part of these financial statements.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Hudson Global, Inc. 401(k) Savings Plan (the "Plan") provides only general information. Participating members ("members") should refer to the Prototype Plan Document and the Summary Plan Description for a complete description of the Plan's provisions. The Plan was adopted as of April 1, 2003 (the "Effective Date") by the Board of Directors of Hudson Global, Inc. (the "Company") for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

The Plan is a defined contribution plan available to United States ("U.S.") employees of the Company and certain of its participating subsidiaries. Eligible employees include all full-time, part-time and short-term temporary employees other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, and (3) any "leased employee" as defined in Section 414(n) of the Internal Revenue Code (the "Code"), and are eligible to participate in the Plan as soon as administratively possible following their hire date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Company is the administrator of the Plan ("Plan Administrator"). The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the "Committee").

Contributions

A member may elect to make contributions on a pre-tax or post-tax basis to the Plan in amounts equal to a whole percentage of the member's eligible compensation, subject to Internal Revenue Service ("IRS") regulations. Employees who have or will have attained age 50 as of the end of the Plan year may elect catch-up contributions up to a statutory limit ($6,000 for 2019).

The Company, in its sole discretion, may make matching contributions after the end of each plan year to each member's account in an amount equal to 50% of a member's qualified contributions for the plan year (not including catch-up contributions), which is between 1% and 6% of a member's eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation. Members receive matching contributions in either the Company's common stock fund ("Hudson Global Stock Fund") or cash based on the Company's discretion. Matching contributions may be redirected immediately, subject to applicable Company policy, after they are allocated to the members' accounts. During May 2020, the Company funded $116,564 as its matching cash contribution and $0 for its qualified non-elective contribution for 2019.

The Company may make profit-sharing contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Company's Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes. There were no profit-sharing contributions for 2019.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Members' Accounts

Each member's account is credited with the elective contributions made by the member and with the Company matching and profit-sharing contributions for which that member is eligible. Members direct the investment of the contributions credited to their account into one or more of the investment funds which are available to them. For those members who do not make investment elections, contributions will default to the appropriate Schwab Managed Retirement Fund based on expected retirement date. Members may also individually manage their investments in a self-directed brokerage account.

The Company matching contributions may be made in cash or units of the Hudson Global Stock Fund; however, members may redirect immediately, subject to applicable Company policy, these contributions once allocated. Each member's account will be credited with its share of net investment earnings including net appreciation or depreciation of the funds in which that account is invested. Members individually manage self-directed brokerage accounts. The benefit to which a member is entitled is the amount that can be provided from the member's vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer's qualified plan or an individual retirement account).

The Company's common stock held in the Hudson Global Stock Fund is voted by Charles Schwab Trust Company (the "Trustee") at the Company’s stockholder meetings in accordance with the confidential instructions of the members whose accounts are invested in the common stock. All shares of the Company's common stock for which the Trustee receives voting instructions from members to whose accounts the shares are allocated are voted in accordance with those instructions. All shares of the Company's common stock for which the Trustee does not receive timely voting instructions are voted by the Trustee in the same proportion on each issue as it votes those shares credited to members’ accounts for which it has received voting instructions from participants.

Vesting

Members vest 40% after two years of service and an additional 20% every year thereafter until completion of the fifth year of service when they are 100% vested in the Company's matching and profit-sharing contributions. A member also becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

Member Loans

Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding twelve months. A member may have a maximum of two loans outstanding at any time. Loans must (a) bear a reasonable market rate of interest as determined by the Committee, (b) be for a term of no more than five years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member's accounts, (d) be repaid in level installments by payroll deductions, and (e) be subject to charges as imposed by the Committee. If a loan is not repaid, the Committee will cause the Trustee to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. A loan may be repaid in full at any time. Partial repayments are not permitted under the Plan. The Plan values member loans receivable at cost plus accrued interest.

The carrying value of the member loans was $60,546 and $72,804, and accrued interest on member loans was $106 and $127, as of December 31, 2019 and 2018, respectively.  The interest rates on member loans ranged from 3.50% to 5.50% and mature on various dates through June 16, 2027. The interest rate on new loans was 4.75% as of December 31, 2019.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Payments of Benefits

On termination of service due to death, disability, retirement or other reasons, a member or member's beneficiary may elect to receive (1) a lump sum amount equal to the value of the member's vested account balance, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member's life expectancy or the joint life expectancies of the member and the member's beneficiary, or (3) a combination of (1) and (2). The Plan automatically rolls over terminated member vested account balances between $1,000 and $5,000 to a Schwab Individual Retirement Account if the member does not elect another form of distribution. Members may also elect to defer distributions subject to certain conditions. Participants may elect a lump sum cash payment or direct rollover for account balances under $1,000. If participants do not make an election, the Plan will issue a lump sum cash payment. Members can receive in-service distributions from all their accounts under the Plan on or after attaining age 59½ and from their salary deferral account if they have a financial hardship. Hardship withdrawals must be approved by the Plan Administrator. Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal.

Forfeitures

A member who is not 100% vested in the Company contributions and is terminated prior to age 55 for reasons other than death or disability shall forfeit the non-vested portion of Company contributions. As of December 31, 2019 and 2018, forfeited non-vested Company contributions totaled $42,893 and $122,248, respectively. Forfeiture balances are principally maintained in a stable value fund until they are utilized. Forfeiture balances may be applied against reasonable Plan expenses as defined in the Plan document and may be used to reduce subsequent Company contributions. If the member is subsequently re-employed by the Company, such forfeited amount shall be restored to the member's account, as defined in the Plan. During the year ended December 31, 2019, the Company used forfeitures of $80,000 to fund employer contributions and forfeitures of $26,990 to pay administrative expenses of the Plan.

Risks and Uncertainties

The Plan provides for various investment options in the Company's common stock, self-directed brokerage accounts, registered investment companies, and investment in common/collective trusts. The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and members' account balances.

The Plan provides for investment in the Hudson Global Stock Fund. As of December 31, 2019 and 2018, approximately 1% of the Plan's total net assets were invested in the Hudson Global Stock Fund. The underlying value of the Hudson Global Stock Fund is dependent upon a number of factors including macro-economic conditions, interest rates, the Company's financial performance, and the market's evaluation of such performance.

Plan Termination

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all the members of the Plan would become fully vested in the amounts in their accounts, including the Company contributions.

Administrative Expenses and Other Deductions

Transaction and investment manager fees for each fund are charged against the Plan's assets and related rates of return. Other expenses of administering the Plan are paid by the Company, unless indicated in the Plan document. Qualified domestic relations order fees and certain other transaction fees are paid by the members.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting. For financial statement purposes, participant withdrawals and distributions are recorded when paid. At December 31, 2019 and 2018, all benefit payments processed and approved for payment had been paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management and the Plan Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Options and Restrictions

All of the funds contributed are held by the Plan in trust (see Note 5) and are invested by the Trustee in investment funds in accordance with each member's instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time, the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

Investment Valuation and Income Recognition

Investments are stated at fair value, which is determined based on the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) presented in the Statement of Changes in Net Asset Available for Plan Benefits includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized appreciation (depreciation) for investments held at the end of the year.

Related Party and Party in Interest Transactions

Certain Plan investments are shares of registered investment companies and common/collective trusts managed by an affiliate of the Charles Schwab Trust Company. Charles Schwab Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. The expenses of administering the Plan are paid by the Company except for certain trustee and investment management fees which are charged to the Plan. Administrative expenses incurred by the Plan for services performed by the trustee totaled $89,704 and $93,345 for the years ended December 31, 2019 and 2018, respectively. Investment management expenses, which are paid to an affiliate of the trustee, are paid from the investment funds and are reflected in the net appreciation/depreciation of those investments. The Hudson Global Stock Fund and member loans are also assets that qualify as party-in-interest transactions. The Plan's investment in the Hudson Global Stock Fund, which principally invests in the Company's common stock, was $361,519 and $434,250 as of December 31, 2019 and 2018, respectively.

Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, Codification Improvements, which represented changes to clarify, correct errors in, or make minor improvements to the Codification, eliminating inconsistencies and providing clarifications to current guidance. The amendments in this ASU include Subtopic 962-325, Plan Accounting-Defined Contribution Pension Plans-Investments-Other. The amendment to Subtopic 962-325 removed the stable value common collective trust fund from the illustrative example in paragraph 962-325-55-17 to avoid the interpretation that such an investment would never have a readily determinable fair value and, therefore, would always use the

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

net asset value per share practical expedient. Instead, a plan should evaluate whether a readily determinable fair value exists to determine whether those investments may qualify for the practical expedient. ASU 2018-09 was adopted by the Plan on January 1, 2019 and did not have an impact on the Plan’s financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

FASB ASC 820, "Fair Value Measurements," (ASC 820) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Common/Collective Trusts:
Valued at the closing net asset value ("NAV") reported on the last business day of the year. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investments for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily.

Registered Investment Companies:	Valued at quoted prices in active markets.
Hudson Global Stock Fund:
Valued at the NAV practical expedient provided by the administrator of the fund. The fund consists principally of shares of Hudson Global, Inc. common stock and the fund is valued at the closing price reported on the active market on which the individual securities are traded. Participants in the fund do not individually own specific shares of Hudson Global, Inc. common stock but rather own units in the fund that invests in such shares and temporary cash investments. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

Self-Directed Brokerage Accounts	Consists primarily of common stocks and mutual funds valued at quoted prices in active markets.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2019 and 2018.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

	December 31, 2019
	Level 1	Total
Registered Investment Companies	$20,221,756	$20,221,756
Self-Directed Brokerage Accounts	870,691	870,691
Total investments at fair value	$21,092,447	21,092,447
Common/Collective Trusts (a)		9,682,332
Hudson Global Stock Fund (a)		361,519
Total investments at net asset value		10,043,851
Total investments		$31,136,298

	December 31, 2018
	Level 1	Total
Registered Investment Companies	$19,413,444	$19,413,444
Self-Directed Brokerage Accounts	1,089,614	1,089,614
Total investments at fair value	$20,503,058	20,503,058
Common/Collective Trusts (a)		9,485,133
Hudson Global Stock Fund (a)		434,250
Total investments at net asset value		9,919,383
Total investments		$30,422,441

There were no transfers between Level 1, Level 2 and Level 3 during the years ended December 31, 2019 and 2018.

(a)
In accordance with FASB authoritative guidance regarding fair value measurement, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Plan Benefits.

NOTE 4. TAX STATUS

Effective January 1, 2009, the Plan adopted a non-standardized prototype plan sponsored by Charles Schwab Trust Company. Effective January 1, 2015, the Plan was restated to adopt a new plan document to comply with tax law changes. Charles Schwab Trust Company obtained an opinion letter of the Plan dated June 19, 2014 from the IRS stating that the form of the Plan is acceptable under section 401 of the Internal Revenue Code for use by employers for the benefit of the employees. The Plan has been amended since receiving the opinion letter; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5. TRUSTEE AND RECORDKEEPER

The funds of the Plan are maintained under a Trust with the Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The recordkeeper of the Plan is Charles Schwab Retirement Plan Services. The duties of the recordkeeper include administration of the trust fund (including income there from) at the direction of the Trustee, and the payment of benefits and loans to Plan members and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to members to individually direct the investment of their interest in the Plan). The recordkeeper

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

is also responsible for the maintenance of the individual member records and to render statements to the members as to their interest in the Plan.

NOTE 6. AMOUNTS DUE TO MEMBERS AND AMOUNTS DUE FROM EMPLOYER

In order to ensure favorable tax treatment of member accounts, the Plan may not exceed certain maximums for employee elective contributions and Company-matching contributions of highly compensated employees as defined in the Code. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if the Code requirements are not met. Amounts due from employer, which represent additional contributions to the accounts of non-highly compensated employees under the caption "Employer match receivable" in the accompanying Statements of Net Assets Available for Plan Benefits, were $0 as of December 31, 2019 and 2018, respectively.

NOTE 7. SUBSEQUENT EVENT

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was passed by Congress. The CARES Act contains several provisions that temporarily impact 401(k) plans, including the waiver of required minimum distributions, a new hardship withdrawal option, increased loan limits, and a pause option for loan payments. The provisions of the CARES Act may be effective and operationalized immediately, prior to amending the plan document. The Company is evaluating the CARES Act’s required minimum distribution provisions and has adopted the other relief provisions included in the CARES Act.

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

Employer Identification Number: 59-3547281
Plan Number: 001

Supplemental Schedule

		( c )
		Description of investment including maturity
	(b)	date, rate of interest, collateral, par, or
(a)	Identity of issuer or similar party	maturity value	Current value
	American Beacon Large Cap Value Inv	Registered investment company - 66,987 shares	$1,834,116
	Artisan International Value Investor	Registered investment company - 5,306 shares	196,103
	JPMorgan Midcap Growth Select	Registered investment company - 42,919 shares	1,654,962
	Loomis Sayles Small Cap Value	Registered investment company - 27,089 shares	754,973
	Oakmark Equity & Income Investor	Registered investment company - 54,275 shares	1,594,063
	Vanguard International Growth Adm	Registered investment company - 20,392 shares	2,096,087
	PIMCO Total Return Fund Class D	Registered investment company - 173,605 shares	1,795,075
*	Schwab S&P 500 Index Fund	Registered investment company - 114,017 shares	5,631,297
	T. Rowe Price Blue Chip Growth Adv	Registered investment company - 37,516 shares	4,665,082
	Morley Stable Value Fund	Common collective trust fund - 114,869 shares	3,063,042
*	Schwab Managed Retirement Trust 2010 Cl IV	Common collective trust fund - 4,612 shares	127,569
*	Schwab Managed Retirement Trust 2020 Cl IV	Common collective trust fund - 49,036 shares	1,577,966
*	Schwab Managed Retirement Trust 2030 Cl IV	Common collective trust fund - 70,029 shares	2,613,487
*	Schwab Managed Retirement Trust 2040 Cl IV	Common collective trust fund - 37,346 shares	1,499,428
*	Schwab Managed Retirement Trust 2050 Cl IV	Common collective trust fund - 13,112 shares	287,283
*	Schwab Managed Retirement Trust Inc Cl IV	Common collective trust fund - 25,716 shares	513,555
*	Hudson Global, Inc. Stock Fund	Employer securities - $16,068 held in a money market fund and 28,956 shares	361,519
**		Various - self-directed brokerage accounts	870,691
	Total investments		$31,136,298
*		Participant loans, with varying maturity dates ranging from 2020 to 2027, and interest rates ranging from 3.50% to 5.50%	$60,546

*    A party-in-interest as defined by ERISA.

**	Self-Directed Brokerage Accounts include investments of $303,300 in registered investment companies that are parties-in-interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Global, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Global, Inc. 401(k) Savings Plan
(Name of Plan)

By:	/s/MATTHEW K. DIAMOND
Matthew K. Diamond
Chief Financial Officer
(Principal Financial Officer)
Hudson Global, Inc.

Date:	June 26, 2020

HUDSON GLOBAL, INC. 401(k) SAVINGS PLAN
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm